Exhibit 99.1

SINA Reports Third Quarter 2019 Unaudited Financial Results

BEIJING, China—November 14, 2019—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•          Net revenues increased 1% year-over-year to $561.4 million. Non-GAAP net revenues increased 1% year-over-year to $558.8 million, representing an increase of 5% on a constant currency basis [1].

•          Advertising revenues decreased 5% year-over-year to $461.1 million.

•          Non-advertising revenues increased 37% year-over-year to $100.4 million. Non-GAAP non-advertising revenues increased 38% year-over-year to $97.7 million.

•          Net income attributable to SINA was $20.4 million, or $0.28 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $67.0 million, or $0.94 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the third quarter of 2019 had been the same as it was in the third quarter of 2018, or RMB6.80=US$1.00.

Third Quarter 2019 Financial Results

For the third quarter of 2019, SINA reported net revenues of $561.4 million, an increase of 1% compared to $557.2 million for the same period last year. Non-GAAP net revenues for the third quarter of 2019 were $558.8 million, an increase of 1% compared to $554.6 million for the same period last year.

Advertising revenues for the third quarter of 2019 were $461.1 million, a decrease of 5% compared to $483.8 million for the same period last year, primarily due to a decline in portal advertising revenues and negative currency translation impact.

Non-advertising revenues for the third quarter of 2019 were $100.4 million, an increase of 37% compared to $73.4 million for the same period last year. Non-GAAP non-advertising revenues for the third quarter of 2019 were $97.7 million, an increase of 38% compared to $70.8 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to increased revenues generated from SINA fin-tech businesses and revenues derived from Weibo’s live streaming business acquired in the fourth quarter of 2018.

Gross margin for the third quarter of 2019 was 79%, compared to 80% for the same period last year. Advertising gross margin for the third quarter of 2019 was 83%, compared to 81% for the same period last year. Non-advertising gross margin for the third quarter of 2019 was 63%, down from 71% for the same period last year, resulted from the relatively lower gross margin of the acquired live streaming business of Weibo.

Operating expenses for the third quarter of 2019 totaled $305.4 million, compared to $316.0 million for the same period last year. Non-GAAP operating expenses for the third quarter of 2019 totaled $274.9 million, compared to $276.4 million for the same period last year.

Income from operations for the third quarter of 2019 was $138.7 million, compared to $127.4 million for the same period last year. Operating margin was 25%, compared to 23% for the same period last year. Non-GAAP income from operations for the third quarter of 2019 was $170.0 million, compared to $168.1 million for the same period last year. Non-GAAP operating margin was 30%, flat year over year.

Non-operating loss for the third quarter of 2019 was $4.0 million, compared to a non-operating income of $77.3 million for the same period last year. Non-operating loss for the third quarter of 2019 included (i) a $25.5 million net loss on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measures; (ii) a $19.9 million net interest and other income; and (iii) a $1.6 million net earning from equity method investments, which is reported one quarter in arrears. Non-operating income for the third quarter of 2018 included (i) a $50.1 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measures; (ii) a $17.1 million net interest and other income; and (iii) a $10.2 million net earning from equity method investments, which is reported one quarter in arrears and is mainly resulted from the earnings pick-up related to the Company’s investment in Tian Ge Interactive Holding Limited.

Income tax expenses for the third quarter of 2019 were $27.9 million, compared to $68.1 million for the same period last year, largely attributable to reversal of deferred tax charges recognized from the fair value changes of investments.

Net income attributable to SINA’s ordinary shareholders for the third quarter of 2019 was $20.4 million, compared to $45.4 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the third quarter of 2019 was $0.28, compared to $0.62 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the third quarter of 2019 was $67.0 million, compared to $67.7 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the third quarter of 2019 was $0.94, compared to $0.93 for the same period last year.

As of September 30, 2019, SINA’s cash, cash equivalents and short-term investments totaled $2.9 billion, compared to $2.3 billion as of December 31, 2018, mainly due to net proceeds received from Weibo’s senior notes offering. For the third quarter of 2019, net cash provided by operating activities was $220.2 million, capital expenditures totaled $6.0 million, and depreciation and amortization expenses amounted to $10.9 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP advertising revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments (net of share of amortization of intangibles not on their books), gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests, amortization of convertible debt and senior notes issuance cost, and income tax effects of above non-GAAP to GAAP reconciling items. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain (loss) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 7:10 a.m. — 7:40 a.m. Eastern Time on November 14, 2019 (or 8:10 p.m. — 8:40 p.m. Beijing Time on November 14, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:                                                                                                                                                    +1 845 675 0437

Hong Kong:                                                                                                      +852 3018 6771

Mainland China:                                                                           400 620 8038

International:                                                                                             +65 6713 5090

Passcode for all regions:                                      9785475

A replay of the conference call will be available through morning Eastern Time November 22, 2019. The dial-in number is +61 2 8199 0299. The passcode for the replay is 9785475.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2018 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2019	2018	2019	2019	2018
Net revenues:
Advertising	$461,095	$483,806	$433,633	$1,282,753	$1,304,978
Non-advertising	100,353	73,395	99,421	286,888	230,335
	561,448	557,201	533,054	1,569,641	1,535,313
Cost of revenues (1):
Advertising	80,297	92,407	85,589	250,265	256,105
Non-advertising	37,055	21,408	38,722	106,921	72,890
	117,352	113,815	124,311	357,186	328,995
Gross profit	444,096	443,386	408,743	1,212,455	1,206,318

Operating expenses:
Sales and marketing (1)	169,423	185,478	147,721	462,622	508,754
Product development (1)	91,150	91,545	91,981	277,180	260,559
General and administrative (1)	44,854	28,377	43,016	121,030	89,551
Goodwill and acquired intangibles impairment	—	10,554	—	—	10,554
	305,427	315,954	282,718	860,832	869,418
Income from operations	138,669	127,432	126,025	351,623	336,900

Non-operating income (loss):
Earning (loss) from equity method investments, net	1,608	10,150	4,316	(10,329)	5,851
Gain (loss) on sale of investments, fair value changes and impairment on investments, net	(25,549)	50,111	(315)	54,942	40,941
Interest and other income, net	19,895	17,051	15,744	48,741	54,265
	(4,046)	77,312	19,745	93,354	101,057

Income before income taxes	134,623	204,744	145,770	444,977	437,957
Income tax expenses	(27,930)	(68,129)	(46,720)	(139,885)	(114,737)

Net income	106,693	136,615	99,050	305,092	323,220
Less: Net income attributable to non-controlling interests	86,296	91,176	47,626	200,188	214,035

Net income attributable to SINA’s ordinary shareholders	$20,397	$45,439	$51,424	$104,904	$109,185

Basic net income per share	$0.29	$0.66	$0.74	$1.50	$1.55
Diluted net income per share (2)	$0.28	$0.62	$0.73	$1.49	$1.48

Shares used in computing basic net income per share	69,936	69,332	69,709	69,704	70,653

Shares used in computing diluted net income per share	70,019	71,322	69,944	69,909	72,962

.(1) Stock-based compensation in each category:
Cost of revenues	$3,448	$3,775	$2,620	$8,604	$9,206
Sales and marketing	6,426	7,414	6,031	18,077	18,768
Product development	10,655	11,205	8,415	28,724	26,427
General and administrative	12,342	9,012	11,200	34,520	23,335

(2) Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$2,272,871	$1,545,800
Short-term investments	593,272	799,534
Restricted cash	137,629	97,032
Accounts receivable, net	639,994	527,897
Financing receivables, net (1)	222,175	—
Prepaid expenses and other current assets	592,287	362,435
Subtotal	4,458,228	3,332,698

Property and equipment, net	246,023	262,846
Operating lease right-of-use assets, net (2)	27,231	—
Goodwill and intangible assets, net	301,381	319,575
Long-term investments	2,288,849	1,889,843
Other assets	97,089	81,127
Total assets	$7,418,801	$5,886,089

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$177,261	$172,562
Amount due to customers	107,198	97,032
Accrued expenses and other current liabilities	678,728	540,807
Short-term bank loan	79,096	78,229
Deferred revenues	169,501	139,306
Short-term operating lease liabilities (2)	11,967	—
Funding debts (1)	179,080	—
Income taxes payable	126,012	115,725
Subtotal	1,528,843	1,143,661

Convertible debt	887,230	884,123
Senior notes	793,682	—
Long-term deferred revenues	35,826	43,652
Long-term operating lease liabilities(2)	16,255	—
Other long-term liabilities	103,643	51,781
Total liabilities	3,365,479	2,123,217

Shareholders’ equity
SINA shareholders’ equity	2,806,686	2,717,791
Non-controlling interests	1,246,636	1,045,081
Total shareholders’ equity	4,053,322	3,762,872
Total liabilities and shareholders’ equity	$7,418,801	$5,886,089

(1) In 2019, the Company set up trusts, which were administered by third-party trust company to invest in consumer loans to the individual borrowers recommended by the Company. The trusts are considered as variable interest entities under ASC 810. Accordingly, the financing receivables due from the borrowers and the loan payables to the third party investors of the trust units are recorded on the Company’s consolidated balance sheet as financing receivables and funding debts, respectively.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

2

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2019	2018	2019	2019	2018

Net revenues
Portal:
Portal Advertising	$50,105	$74,533	$62,973	$159,974	$222,838
Other	50,365	26,707	43,740	129,021	84,112
Subtotal	100,470	101,240	106,713	288,995	306,950

Weibo:
Advertising and marketing	412,489	409,273	370,660	1,124,290	1,082,164
Weibo VAS	55,264	50,898	61,176	174,476	154,479
Subtotal	467,753	460,171	431,836	1,298,766	1,236,643

Elimination	(6,775)	(4,210)	(5,495)	(18,120)	(8,280)
	$561,448	$557,201	$533,054	$1,569,641	$1,535,313

Cost of revenues
Portal:
Portal Advertising	$22,996	$30,501	$25,011	$69,667	$88,420
Other	26,161	17,508	22,823	65,868	54,123
Subtotal	49,157	48,009	47,834	135,535	142,543

Weibo	73,471	70,016	81,972	238,260	194,708

Elimination	(5,276)	(4,210)	(5,495)	(16,609)	(8,256)
	$117,352	$113,815	$124,311	$357,186	$328,995

Gross margin
Portal	51%	53%	55%	53%	54%
Weibo	84%	85%	81%	82%	84%
	79%	80%	77%	77%	79%

3

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2019				September 30, 2018				June 30, 2019
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$461,095			$461,095	$483,806			$483,806	$433,633			$433,633
Non-advertising revenues	100,353	(2,609)	(a)	97,744	73,395	(2,609)	(a)	70,786	99,421	(2,609)	(a)	96,812
Net revenues	$561,448	$(2,609)		$558,839	$557,201	$(2,609)		$554,592	$533,054	$(2,609)		$530,445

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		3,448	(b)			3,775	(b)			2,620	(b)
Gross profit	$444,096	$839		$444,935	$443,386	$1,166		$444,552	$408,743	$11		$408,754

						(27,631)	(b)
		(29,423)	(b)			(1,354)	(c)			(25,646)	(b)
		(1,073)	(c)			(10,554)	(d)			(1,107)	(c)
Operating expenses	$305,427	$(30,496)		$274,931	$315,954	$(39,539)		$276,415	$282,718	$(26,753)		$255,965

						(2,609)	(a)
		(2,609)	(a)			31,406	(b)			(2,609)	(a)
		32,871	(b)			1,354	(c)			28,266	(b)
		1,073	(c)			10,554	(d)			1,107	(c)
Income from operations	$138,669	$31,335		$170,004	$127,432	$40,705		$168,137	$126,025	$26,764		$152,789

						(2,609)	(a)
		(2,609)	(a)			31,406	(b)			(2,609)	(a)
		32,871	(b)			1,354	(c)			28,266	(b)
		1,073	(c)			10,554	(d)			1,107	(c)
		4,279	(e)			(6,879)	(e)			(4,881)	(e)
		25,549	(f)			(50,111)	(f)			315	(f)
		(12,047)	(g)			(2,845)	(g)			(39,281)	(g)
		1,360	(h)			1,035	(h)			1,037	(h)
		(3,832)	(i)			40,311	(i)			18,605	(i)
Net income attributable to SINA’s ordinary shareholders	$20,397	$46,644		$67,041	$45,439	$22,216		$67,655	$51,424	$2,559		$53,983

Diluted net income per share *	$0.28			$0.94	$0.62			$0.93	$0.73			$0.76

Shares used in computing diluted net income per share	70,019	—		70,019	71,322	—		71,322	69,944	—		69,944

Gross margin - advertising	83%	0%		83%	81%	1%		82%	80%	1%		81%
Gross margin - non-advertising	63%	-1%		62%	71%	-1%		70%	61%	-1%		60%
Operating margin	25%	5%		30%	23%	7%		30%	24%	5%		29%

1

	Nine months ended
	September 30, 2019				September 30, 2018
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$1,282,753			$1,282,753	$1,304,978			$1,304,978
Non-advertising revenues	286,888	(7,827	)(a)	279,061	230,335	(7,827	)(a)	222,508
Net revenues	$1,569,641	$(7,827)		$1,561,814	$1,535,313	$(7,827)		$1,527,486

		(7,827	)(a)			(7,827	)(a)
		8,604	(b)			9,206	(b)
Gross profit	$1,212,455	$777		$1,213,232	$1,206,318	$1,379		$1,207,697

						(68,530	)(b)
		(81,321	)(b)			(4,512	)(c)
		(3,304	)(c)			(10,554	)(d)
Operating expenses	$860,832	$(84,625)		$776,207	$869,418	$(83,596)		$785,822

						(7,827	)(a)
		(7,827	)(a)			77,736	(b)
		89,925	(b)			4,512	(c)
		3,304	(c)			10,554	(d)
Income from operations	$351,623	$85,402		$437,025	$336,900	$84,975		$421,875

						(7,827	)(a)
		(7,827	)(a)			77,736	(b)
		89,925	(b)			4,512	(c)
		3,304	(c)			10,554	(d)
		14,705	(e)			(7,290	)(e)
		(54,942	)(f)			(40,941	)(f)
		(58,764	)(g)			(19,877	)(g)
		3,432	(h)			3,105	(h)
		55,140	(i)			40,247	(i)
Net income attributable to SINA’s ordinary shareholders	$104,904	$44,973		$149,877	$109,185	$60,219		$169,404

Diluted net income per share *	$1.49			$2.10	$1.48			$2.28

Shares used in computing diluted net income per share	69,909	—		69,909	72,962	—		72,962

Gross margin - advertising	80%	1%		81%	80%	1%		81%
Gross margin - non-advertising	63%	-1%		62%	68%	-1%		67%
Operating margin	22%	6%		28%	22%	6%		28%

(a)	To exclude the recognition of deferred revenue related to the license granted to Leju.
(b)	To exclude stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To exclude goodwill and acquired intangibles impairment.
(e)	To exclude non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(f)	To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.
(g)	To exclude non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(h)	To exclude the amortization of convertible debt and senior notes issuance cost.
(i)	To exclude the provision (benefit) for income tax related to item (c), (d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**

*	Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**

The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

2

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	September 30, 2019			September 30, 2018			June 30, 2019
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$259			$674			$178
To exclude amortization of intangible assets resulting from business acquisitions		1,048			1,079			1,048
To exclude loss on disposal and impairment on investments, net		815			1,245			90
To exclude (gain) loss resulting from the fair value changes in investments, net		2,837			(9,187)			(5,525)
To exclude tax impacts related to amortization of intangible assets		(245)			(263)			(244)
Earning (loss) from equity method investments, net	$1,173	$4,714	$5,887	$9,723	$(6,452)	$3,271	$3,888	$(4,453)	$(565)
Share of amortization of equity investments’ intangibles not on their books	375	(375)	—	364	(364)	—	365	(365)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	60	(60)	—	63	(63)	—	63	(63)	—
	$1,608	$4,279	$5,887	$10,150	$(6,879)	$3,271	$4,316	$(4,881)	$(565)

	Nine months ended
	September 30, 2019			September 30, 2018
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$724			$2,091
To exclude amortization of intangible assets resulting from business acquisitions		3,158			3,317
To exclude loss on disposal and impairment on investments, net		7,618			2,989
To exclude (gain) loss resulting from the fair value changes in investments, net		5,227			(13,839)
To exclude tax impacts related to amortization of intangible assets		(737)			(694)
Earning (loss) from equity method investments, net	$(11,614)	$15,990	$4,376	$4,697	$(6,136)	$(1,439)
Share of amortization of equity investments' intangibles not on their books	1,098	(1,098)	—	939	(939)	—
Share of tax impacts related to amortization of equity investments' intangibles not on their books	187	(187)	—	215	(215)	—
	$(10,329)	$14,705	$4,376	$5,851	$(7,290)	$(1,439)

* Earning (loss) from equity method investments is recorded one quarter in arrears.

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